Exhibit 99.2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited consolidated financial statements — AC IMMUNE SA

AC Immune SA

Ecublens

Report of the statutory auditor to the General Meeting

on the consolidated financial statements 2021

Report of the statutory auditor
to the General Meeting of AC Immune SA

Ecublens

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of AC Immune SA and its subsidiary (the Group), which comprise the consolidated balance sheets as at 31 December 2021 and the consolidated statements of income/(loss) and consolidated statements of comprehensive income/(loss), consolidated statement of changes in equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report.

We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall Group materiality: CHF 2,900 thousand
We conducted full scope audit procedures on the Swiss entity. Our audit scope addressed over 99% of the Group’s total assets.
As key audit matter the following area of focus has been identified: Intangible asset - valuation

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	CHF 2,900 thousand

Benchmark applied	Loss before tax

Rationale for the materiality benchmark applied
Based on our analysis and professional judgment we determined loss before tax is the most appropriate benchmark. We chose loss before tax to align our materiality threshold with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 290 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group financial statements are a consolidation of 2 reporting entities. We identified 1 reporting entities that, in our view, required an audit of their complete financial information due to their size or risk characteristics. None of the reporting entities excluded from our Group audit scope individually contributed more than 1% to net sales or total assets. Audit procedures were also performed over Group consolidation.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3 AC Immune SA | Report of the statutory auditor to the General Meeting

Intangible asset - valuation

Key audit matter

As described in Notes 6 and 7 to the consolidated financial statements, in Q4 2021, the Company closed its acquisition of an in-process research and development (IPR&D) intangible asset of CHF 50,416 thousand and CHF 4,634 thousand in cash in exchange for 7,106,840 shares of the Company. As the acquisition is in scope of IFRS 2 ‘Share-based Payment’, management measured the fair value of the intangible asset received using a risk-adjusted discounted cash flow method (the “model”). The asset is defined as an intangible asset not yet ready for use. Therefore, in accordance with IAS 36 ‘Impairment of asset’, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using the same model used at the acquisition date. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, general commercialization expectations such as anticipated pricing and uptake, and the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, general commercialization expectations such as anticipated pricing and uptake, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
How our audit addressed the key audit matter

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.

These procedures included testing the effectiveness of controls relating to management’s valuation of the intangible asset. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of fair values for the intangible asset, (ii) comparing the independent estimate to management’s fair value estimate to evaluate the reasonableness of management’s assumptions and (iii) assessing that assumptions used did not require to be updated at year end for the purpose of the impairment assessment.

Developing the independent estimate involved testing the completeness and accuracy of inputs provided by man-agement and evaluating management’s assumptions based on external market and industry data.

4 AC Immune SA | Report of the statutory auditor to the General Meeting

Other information in the annual report

The Board of Directors is responsible for the other information in the annual report. The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the compensation report of AC Immune SA and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

5 AC Immune SA | Report of the statutory auditor to the General Meeting

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Justin Coppey
Audit expert Auditor in charge	Audit expert

Lausanne, 22 March 2022

6 AC Immune SA | Report of the statutory auditor to the General Meeting

Consolidated Financial Statements (IFRS)
AC Immune SA
Consolidated Balance Sheets
(In CHF thousands)

		As of December 31,
	Note	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	4	5,116	4,416
Right-of-use assets	5	2,914	2,223
Intangible asset	6/7	50,416	—
Long-term financial assets	5	363	334
Total non-current assets		58,809	6,973
Current assets
Prepaid expenses	9	3,015	3,954
Accrued income	9/13	975	1,591
Other current receivables	10	428	329
Short-term financial assets	8	116,000	65,000
Cash and cash equivalents	8	82,216	160,893
Total current assets		202,634	231,767
Total assets		261,443	238,740

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	11	1,794	1,538
Share premium	11	431,251	346,890
Treasury shares	11	(124)	(100)
Accumulated losses		(200,942)	(132,850)
Total shareholders’ equity		231,979	215,478

Non-current liabilities
Long-term lease liabilities	5	2,340	1,780
Net employee defined benefit liabilities	17	7,098	7,464
Total non-current liabilities		9,438	9,244

Current liabilities
Trade and other payables	12	2,003	2,184
Accrued expenses	12	16,736	11,085
Deferred income	13	717	306
Short-term lease liabilities	5	570	443
Total current liabilities		20,026	14,018
Total liabilities		29,464	23,262
Total shareholders’ equity and liabilities		261,443	238,740

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Consolidated Statements of Income/(Loss)
(In CHF thousands, except for per-share data)

	For the Years Ended December 31,
	Note	2021	2020	2019
Revenues
Contract revenue	13	—	15,431	110,456
Total revenue		—	15,431	110,456

Operating expenses
Research & development expenses	14	(62,282)	(59,487)	(50,432)
General & administrative expenses	14	(17,910)	(18,557)	(16,058)
Other operating income/(expense)	13.2	1,182	1,353	570

Total operating expenses		(79,010)	(76,691)	(65,920)

Operating income/(loss)		(79,010)	(61,260)	44,536
Financial income	14	6,485	78	303
Financial expense	14	(581)	(184)	(1,926)
Change in fair value of conversion feature	14	—	—	4,542
Exchange differences	14	113	(555)	(2,013)
Finance result, net		6,017	(661)	906
Income/(loss) before tax		(72,993)	(61,921)	45,442
Income tax expense	16	(3)	—	—
Income/(loss) for the period		(72,996)	(61,921)	45,442
Earnings/(loss) per share:
Basic income/(loss) for the period attributable to equity holders	20	(0.97)	(0.86)	0.64
Diluted income/(loss) for the period attributable to equity holders	20	(0.97)	(0.86)	0.64

Consolidated Statements of Comprehensive Income/(Loss)
(In CHF thousands)

		For the Years Ended December 31,
	Note	2021	2020	2019
Income/(loss) for the period		(72,996)	(61,921)	45,442
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		—	—	—
Items that will not be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement gains/(losses) on defined-benefit plans	17	956	726	(1,304)
Other comprehensive income/(loss)		956	726	(1,304)
Total comprehensive income/(loss), net of tax		(72,040)	(61,195)	44,138

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Consolidated Statements of Changes in Equity
(In CHF thousands)

	Note	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2019		1,351	298,149	—	(121,877)	177,623
Net income for the period		—	—	—	45,442	45,442
Other comprehensive loss		—	—	—	(1,304)	(1,304)
Total comprehensive income		—	—	—	44,138	44,138

Share-based payments	18	—	—	—	2,834	2,834
Issuance of shares, net of transaction costs:
Conversion note agreement	11	73	47,705	—	—	47,778
Restricted share awards	18	1	616	—	(616)	1
Exercise of options	18	12	56	—	—	68
Balance as of December 31, 2019		1,437	346,526	—	(75,521)	272,442

		Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	272,442
Net loss for the period		—	—	—	(61,921)	(61,921)
Other comprehensive income		—	—	—	726	726
Total comprehensive loss		—	—	—	(61,195)	(61,195)

Share-based payments	18	—	—	—	4,088	4,088
Issuance of shares, net of transaction costs:
Held as treasury shares	11	100	—	(100)	—	—
Restricted share awards	18	—	222	—	(222)	—
Exercise of options	18	1	142	—	—	143
Balance as of December 31, 2020		1,538	346,890	(100)	(132,850)	215,478

		Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	215,478
Net loss for the period		—	—	—	(72,996)	(72,996)
Other comprehensive income		—	—	—	956	956
Total comprehensive loss		—	—	—	(72,040)	(72,040)

Share-based payments	18	—	—	—	4,126	4,126
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	12,097	24	—	12,121
Issuance of shares, net of transaction costs:
IPR&D asset purchase	6/11	130	49,741	—	—	49,871
Asset acquisition – common shares	6/11	12	4,587	—	—	4,599
Conversion note agreements	11	61	16,683	—	—	16,744
Held as treasury shares	11	48	—	(48)	—	—
Restricted share awards	18	1	171	—	(178)	(6)
Exercise of options	18	4	1,082	—	—	1,086
Balance as of December 31, 2021		1,794	431,251	(124)	(200,942)	231,979

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Consolidated Statements of Cash Flows
(In CHF thousands)

	For the Years Ended December 31,
	Note	2021	2020	2019
Operating activities
Net income/(loss) for the period		(72,996)	(61,921)	45,442
Adjustments to reconcile net income/(loss) for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,897	1,535	1,274
Depreciation of right-of-use assets	5	509	432	420
Finance result, net	14	(6,769)	376	1,739
Share-based compensation expense	18	4,126	4,088	2,834
Changes in net employee defined benefit liability	17	590	705	516
Change in fair value of conversion feature	11	—	—	(4,542)
Interest expense	5/14	573	175	1,894
(Gain)/loss on sale of fixed assets		13	(64)	—
Changes in working capital:
Decrease/(increase) in prepaid expenses	9	791	(1,304)	(424)
Decrease /(increase) in accrued income	9	594	(507)	2,572
(Increase)/decrease in other current receivables	10	(99)	(25)	(68)
Increase /(decrease) in accrued expenses	12	5,214	(757)	1,289
Increase /(decrease) in deferred income	13	425	(4,157)	4,126
(Decrease)/increase in trade and other payables	12	(84)	2,177	(1,845)
Cash (used in)/provided by operating activities		(65,216)	(59,247)	55,227
Interest income	14	—	78	304
Interest paid	5/14	(465)	(339)	(296)
Finance costs	14	(8)	(9)	(15)
Net cash flows (used in)/provided by operating activities		(65,689)	(59,517)	55,220

Investing activities
Short-term financial assets	8	(51,000)	30,000	(65,000)
Purchases of property, plant and equipment	4	(2,635)	(1,706)	(1,885)
Proceeds from sale of property, plant and equipment	4	—	64	—
Rental deposits	5	(29)	(29)	—
Net cash flows (used in)/provided by investing activities		(53,664)	28,329	(66,885)

Financing activities
Proceeds from issuance of convertible loan	11	23,463	—	50,278
Transaction costs on issuance of shares	11	(6)	—	(510)
Proceeds from issuance of treasury shares, net of underwriting fees and transaction costs	11	12,121	100	—
Proceeds from issuance of common shares – asset acquisition, net of transaction costs	11	4,599	—	—
Proceeds from issuance of common shares – option plan, net of transaction costs	11	1,082	143	69
Principal payments of lease obligations	5	(513)	(432)	(420)
Repayment of short-term financing obligation		—	(514)	—
Payment for the issuance of treasury shares	11	—	(100)	—
Proceeds from long-term financing obligation		—	—	199
Net cash flows provided by/(used in) financing activities		40,746	(803)	49,616

Net (decrease)/increase in cash and cash equivalents		(78,607)	(31,991)	37,951
Cash and cash equivalents at January 1		160,893	193,587	156,462
Exchange losses on cash and cash equivalents		(70)	(703)	(826)
Cash and cash equivalents at December 31		82,216	160,893	193,587

Net (decrease)/increase in cash and cash equivalents		(78,607)	(31,991)	37,951

Supplemental non-cash activity
Capital expenditures recorded in Accrued expenses	4	303	328	—
Issuance of shares for purchase of IPR&D asset in asset acquisition	6/7	50,416	—	—
Transaction costs associated with issuance of shares in relation to the asset acquisition recorded in Accrued expenses	6	776	—	—
Settlement of convertible notes recorded within Shareholders’ equity	11	16,920	—	48,288

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Notes to the Consolidated Financial Statements
(In CHF thousands except for share and per share data)

1.	General information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group (See “Note 2. Basis of Preparation”).

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transformed into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2.	Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from December 31, 2021, after considering the Company’s cash position of CHF 82.2 million and short-term financial assets of CHF 116.0 million as of December 31, 2021. Hence, these consolidated financial statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved for issue by the Board of Directors on March 18, 2022.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Functional and reporting currency

These consolidated financial statements and accompanying notes are presented in Swiss Francs (“CHF”), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (“USD”). The respective functional currency represents the primary economic environment in which the entities operate.

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Years Ended December 31,
	2021	2020	2019
CHF/USD
Closing rate, USD 1	0.923	N/A	N/A
Average exchange rate, USD 1	0.929	N/A	N/A

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii.	income and expenses for each statement of income/(loss) are translated at average exchange rates; and
iii.	all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

Basis of consolidation

The annual closing date of the individual financial statements is December 31. The Company wholly-owns its Subsidiary and fully consolidates its financial statements into these consolidated financial statements. All intercompany transactions have been eliminated.

Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency using prevailing exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income/(loss). Any gains or losses from these translations are included in the consolidated statements of income/(loss) in the period in which they arise.

Current vs. non-current classification

The Company presents assets and liabilities in the consolidated balance sheets based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Revenue recognition

The Company has adopted IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into license and collaboration agreements (LCAs) which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed products commercialized from the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

Licenses of intellectual property

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments

At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

For a complete discussion of accounting for contract revenue, see “Note 13. Contract revenues.”

Research and development expenses

Given the stage of development of the Company’s products, all research and development expenditure is expensed as incurred as it does not meet the capitalization criteria outlined in IAS 38 Intangible Assets. The Company has not capitalized any R&D expenses to date. Research and development expenditures include:

•
the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•
fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with preclinical and clinical activities;

•	employee-related expenses, including salaries and bonuses, benefits, travel and share-based compensation expenses; and

•	all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the consolidated financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

General and administrative expenses

General and administrative expenses are expensed as incurred and include personnel costs, expenses for outside professional services and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of certain IT, facilities and depreciation expenses.

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF), the Target ALS Foundation (Target ALS) and other institutions to support certain research projects. Grants are recorded at their fair value in the consolidated statements of income/(loss) within other operating income/(expenses) when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases, which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which required the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not restating previous years. As the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see “Note 5. Right-of-use assets and lease liabilities.”

Right-of-use assets and lease liabilities

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liabilities are classified as current or non-current based on the due dates of the underlying principal payments.

Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is re-measured if there is a change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or a change in assessment of whether it will exercise a purchase, extension or termination option.

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability performed on as certain potential triggering events may arise (e.g. lease modifications). When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

Both the right-of-use-assets and lease liabilities are recognized in the consolidated balance sheets.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statements of income/(loss).

Intangible Assets

AC Immune’s acquired in process research and development (IPR&D) asset is stated at cost less any impairments. The Company does not deem this asset ready for use until the asset obtains market approval. Therefore, during the development period after the date of acquisition until market approval, the IPR&D asset is not amortized. Upon market approval, the Company will determine the useful life of the asset, reclassify it from IPR&D and commence amortization. If the associated R&D effort is abandoned, the related IPR&D will likely be written off and we will record the relevant impairment charge. Finally, the Company will not capitalize future development costs in respect to this IPR&D asset until they meet the criteria for capitalization of research and development costs in accordance with IAS 38 Intangible Assets.

Our IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable until the completion of the development process. The determination of the recoverable amounts include key estimates which are highly sensitive to, and dependent upon, key assumptions.

The Company uses a discounted cash flow method to determine the fair value less costs to sell (recoverable amount) of our IPR&D intangible asset. The Company starts with a forecast of all the expected net cash flows, which incorporates the consideration of a terminal value and then the Company applies a discount rate to arrive at a risk-adjusted net present value amount.

Any impairment losses are recognized immediately in the consolidated statements of income/(loss).

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Receivables

Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 through 12 months in duration.

The Company assesses whether there is objective evidence that financial assets are impaired annually or whenever potential impairment triggers may occur.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

Trade payables

Trade payables are amounts due to third parties in the ordinary course of business.

Share capital and public offerings

Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately. See “Note 11. Share capital.”

Treasury Shares

Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are subsequently resold, distributed or cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity. See “Note 11. Share capital.”

Employee benefits

Post-employment benefits

The Company operates the mandatory pension schemes for its employees in Switzerland. The schemes are generally funded through payments to insurance companies. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under IAS 19.

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and pension increases as well as discount rates of highly liquid corporate bonds that have terms to maturity approximating the terms of the related liability.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the consolidated statements of income/(loss).

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the consolidated statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans C and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see “Note 18. Share-based compensation”). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Taxation

Current income tax assets and liabilities for the period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax amounts are those that are enacted or substantively enacted, at the reporting date in accordance with the fiscal regulations of the respective country where the Company operates and generates taxable income. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. If required, deferred taxation is provided in full using the liability method, on all temporary differences at the reporting dates. It is calculated at the tax rates that are expected to apply to the period when it is anticipated the liabilities will be settled, and it is based on tax rates (and laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carry-forwards, historically, due to the fact that the Company had limited certainty on the achievement of key milestones, it has not recognized any deferred tax assets as the probability for use is low.

Income taxes

As disclosed in “Note 16. Income taxes,” the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Earnings per share

The Company presents basic earnings per share for each period in the consolidated financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation, (vi) right-of-use assets and lease liabilities and (vii) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting

The Company has one segment. The Company currently focuses most of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in and revenue is attributable to the Company’s country of domicile, Switzerland.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.	Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2021 and 2020, respectively:

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Total
Acquisition cost:
Balance at December 31, 2020	214	1,497	7,958	464	10,133
Acquisitions	207	257	1,315	831	2,610
Disposals	—	—	(77)	—	(77)
Balance at December 31, 2021	421	1,754	9,196	1,295	12,666

Accumulated depreciation:
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)
Depreciation expenses	(45)	(346)	(1,398)	(108)	(1,897)
Disposals	—	—	64	—	64
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	(7,550)

Carrying amount:
December 31, 2020	153	527	3,553	183	4,416
December 31, 2021	315	438	3,457	906	5,116

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Total
Acquisition cost:
Balance at December 31, 2019	158	1,187	6,698	402	8,445
Acquisitions	96	310	1,566	62	2,034
Disposals	(40)	—	(306)	—	(346)
Balance at December 31, 2020	214	1,497	7,958	464	10,133

Accumulated depreciation:
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)
Depreciation expenses	(33)	(343)	(1,092)	(67)	(1,535)
Disposals	40	—	306	—	346
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)

Carrying amount:
December 31, 2019	90	560	3,079	188	3,917
December 31, 2020	153	527	3,553	183	4,416

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued for the year ended December 31, 2021, with CHF 1.6 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 16.6%.

For the years ended December 31, 2021, 2020 and 2019, the Company incurred CHF 1.9 million, CHF 1.5 million and CHF 1.3 million in depreciation expenses, respectively.

5.	Right-of-use assets and lease liabilities

The Company recognized additions and remeasurements of right-of-use of leased assets for buildings or for office equipment totaling CHF 1.2 million and CHF 0.4 million for the years ended December 31, 2021 and 2020, respectively. In 2021, these increases are predominantly associated with the remeasurement and expansion of our leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2021 are 2.5% for buildings, 5.3% for office equipment and 2.6% for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2021 and 2020, respectively:

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions and remeasurements	1,144	71	—	1,215
Dispositions	—	(15)	—	(15)
Depreciation	(474)	(21)	(14)	(509)
Balance as of December 31, 2021	2,776	98	40	2,914

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2019	2,106	81	68	2,255
Additions and remeasurements	400	—	—	400
Depreciation	(400)	(18)	(14)	(432)
Balance as of December 31, 2020	2,106	63	54	2,223

For the years ended December 31, 2021, and 2020, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Years Ended December 31,
In CHF thousands	2021	2020
Consolidated statements of income/(loss)
Depreciation of right-of-use assets	509	432
Interest expense on lease liabilities	63	53
Expense for short-term leases and leases of low value	723	603
Total	1,295	1,088
Consolidated statements of cash flows
Total cash outflow for leases	1,299	1,088

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2021 and 2020:

	As of December 31,
In CHF thousands	2021	2020
Within 1 year	638	485
Between 1 and 3 years	1,260	970
Between 3 and 5 years	1,203	912
Total	3,101	2,367

The Company also has two deposits in escrow accounts totaling CHF 0.4 million and CHF 0.3 million for the lease of the Company’s premises as of December 31, 2021 and 2020, respectively.

6.	Asset acquisition

In Q4 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104 (previously PD01), a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (the Transferred Assets). The Company acquired the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing, for a total value of USD 58.7 (CHF 55.1) million.

With the closing of this transaction, the Company has recorded an IPR&D intangible asset associated with ACI-7104 for USD 53.7 (CHF 50.4) million. The Company used a risk-adjusted discounted cash flow method to determine the fair value of the intangible asset. See “Note 7. Intangible assets” for further details on assumptions used.

As the Company transferred its own equity instruments in consideration for the asset transferred, the acquisition was assessed in accordance with IFRS 2 Share-based Payment.

The Company determined that the acquisition of the Transferred Assets did not qualify as a business combination in accordance with IFRS 3 Business Combinations and therefore was accounted for as an asset acquisition. Most of the fair value of the Transferred Assets is attributable to a single identifiable asset which is the in-process research and development asset. The purchase consideration for the Transferred Assets was allocated based on their relative fair values.

The following table summarizes the amounts of the Transferred Assets acquired:

In CHF thousands
Cash	4,634
IPR&D Asset	50,416
Total	55,050

7.	Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

As of December 31, 2021				As of December 31, 2020
In CHF thousands	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Acquired IPR&D Asset	50,416	—	50,416	—	—	—
Total Intangible Assets	50,416	—	50,416	—	—	—

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has not determined the IPR&D asset to be impaired as of December 31, 2021.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

•	Anticipated research and development costs;
•	Anticipated costs of goods and sales and marketing expenditures;
•	Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
•	Target indication prevalence and incidence rates;
•	Anticipated market share;
•	General commercialization expectations such as anticipated pricing and uptake;
•	Expected patent life and market exclusivity periods; and
•	Other metrics such as the tax rate

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 15%, based on the assumed cost of capital for the Company over the forecast period.

See “Note 6. Asset acquisition” for further details.

8.	Cash and cash equivalents and financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2021 and 2020:

	As of December 31,
In CHF thousands	2021	2020
Cash and cash equivalents	82,216	160,893
Total	82,216	160,893
By currency
CHF	64,941	152,537
EUR	2,253	4,215
USD	15,022	4,141
Total cash and cash equivalents	82,216	160,893

At the balance sheet dates, Company funds were held in CHF, EUR and USD currencies. As of December 31, 2021 and 2020, funds in EUR and USD were translated into CHF at a rate of 1.045 and 0.923 and 1.095 and 0.891, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2021 and 2020:

	As of December 31,
In CHF thousands	2021	2020
Short-term financial assets due in 1 year or less	116,000	65,000
Total	116,000	65,000

9.	Prepaid expenses and accrued income

	As of December 31,
In CHF thousands	2021	2020
Prepaid expenses	3,015	3,954
Accrued income	975	1,591
Total	3,990	5,545

The prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into 2022 as well as prepayment for our Director and Officer’s insurance coverage.

Accrued income consists of CHF 0.9 million December 31, 2021 associated with our MJFF grants (see “Note 13.2 Grant income”). This amount represents 87% of our total accrued income as of December 31, 2021. As of December 31, 2020, the Company recorded CHF 1.1 million of accrued income associated with our Janssen collaboration. This amount represented 68.1% of our total accrued income as of December 31, 2020.

10.	Other current receivables

	As of December 31,
In CHF thousands	2021	2020
Other current receivable	101	—
Swiss VAT	327	309
Withholding tax	—	20
Total	428	329

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11.	Share capital

As of December 31, 2021 and 2020, the issued share capital amounted to CHF 1,794,013 and CHF 1,538,896, respectively, and is composed of common shares of 83,479,013 and 71,936,738, respectively, and treasury shares of 6,221,617 and 5,000,000, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands

	Common shares	Treasury shares	Share capital	Share premium	Treasury shares
December 31, 2019	71,859,431	—	1,437	346,526	—
Issuance of shares – incentive plans, net of RSU expiration and forfeiture	77,307	—	1	364	—
Issuance of shares to be held as treasury shares, net of transaction costs	5,000,000	(5,000,000)	100	—	(100)
December 31, 2020	76,936,738	(5,000,000)	1,538	346,890	(100)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	1,171,543	—	12,097	24
Asset purchase agreement, net of transaction costs	7,106,840	—	142	54,328	—
Conversion of note agreements, net of transaction costs	3,026,634	—	61	16,683	—
Issuance of shares – incentive plans, net of transaction costs	237,258	—	5	1,253	—
Issuance of shares to be held as treasury shares, net of transaction costs	2,393,160	(2,393,160)	48	—	(48)
December 31, 2021	89,700,630	(6,221,617)	1,794	431,251	(124)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2021 or 2020. Additionally, 19,632 RSUs either expired or were forfeited in 2020.

Authorized capital

The Company’s authorized capital is depleted as of December 31, 2021.

Conditional share capital for bonds and similar debt instruments

The Company’s share capital may be increased by a maximum aggregate amount of CHF 31,028.26 through the issuance of a maximum of 1,551,413 registered shares, payable in full, each with a nominal value of CHF 0.02 per share, through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Conditional share capital for employee benefit plans

The Company’s share capital may be increased by a maximum aggregate amount of CHF 64,577.72 through the issuance of not more than 3,228,886 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary.

Shelf registration statement

On April 28, 2021, the Company filed a Shelf Registration Statement on Form F-3 (Reg. No. 333-255576) (the “Shelf Registration Statement”) with the SEC. The Shelf Registration Statement was declared effective by the SEC on May 5, 2021.

The Shelf Registration Statement allows the Company to offer and sell, from time to time, up to USD 350,000,000 of common shares, debt securities, warrants, purchase contracts, units, subscription rights or any combination of the foregoing in one or more future public offerings. The terms of any future offering would be determined at the time of the offering and would be subject to market conditions and approval by the Company’s Board of Directors. Any offering of securities covered by the Shelf Registration Statement will be made only by means of a written prospectus and prospectus supplement authorized and filed by the Company

At the market equity offering

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which became treasury shares. The Company also established an “at the market offering program” (“ATM”) for the sale of up to USD 80.0 (CHF 74.5) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

In Q2 2021, the Company filed a new registration statement on Form F-3 and an accompanying prospectus supplement in order to renew its ATM program. The Company also entered into a second Open Market Sale Agreement (the “new Sales Agreement”) with Jefferies to continue the ATM program.

In Q3, 2021, the Company issued 2,393,160 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

For the year ended December 31, 2021, the Company has sold 1,171,543 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs. We paid commissions to Jefferies totaling USD 0.4 (CHF 0.4) million as of December 31, 2021, for share issuances in accordance with our ATM programs.

For the years ended December 31, 2021, 2020 and 2019, the Company has expensed issuance costs of nil, CHF 0.5 million, and nil, respectively, in the consolidated statements of income/(loss).

Convertible note agreement

Concurrently with the Asset Purchase Agreement, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH, both of which entities are shareholders of Affiris. Each Convertible Note Agreement provided for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of USD 12.5 (CHF 11.7) million for total net proceeds of USD 25 (CHF 23.5) million.

In Q4 2021, the affiliated entities exercised their options to convert their respective USD 12.5 (CHF 11.7) million notes. As a result of these conversions, 1,513,317 common shares were issued to each Investor, totaling 3,026,634 common shares. The Company recorded an increase to its share capital for the nominal value of its shares and share premium for the difference associated with settlement of this liability. The Company also settled its derivative financial assets, which were embedded conversion features associated with the convertible debt, via an offset to its share premium. These convertible notes and derivative financial assets were fully settled in Q4 and there is no further equity or cash consideration due to the affiliated entities thereunder.

12.	Trade and other payables and accrued expenses

	As of December 31,
In CHF thousands	2021	2020
Trade and other payables	2,003	2,184
Total trade and other payables	2,003	2,184

Accrued research and development costs	10,361	5,298
Accrued payroll expenses	3,562	3,494
Accrued stamp duty	778	—
Accrued liabilities	952	686
Other accrued expenses	1,083	1,607
Total accrued expenses	16,736	11,085

An accrual of CHF 3.7 million was recognized as part of our cost sharing arrangement with Janssen within accrued research and development costs, CHF 2.3 million was recognized for performance-related remuneration within accrued payroll expenses and CHF 0.8 million was recognized as accrued stamp duty for the issuance of shares as part of the Company’s asset acquisition as of December 31, 2021. This compares with nil, CHF 2.1 million and nil recognized respectively for the comparable period.

13.	Contract revenues

For the years ended December 31, 2021, 2020 and 2019, AC Immune generated contract revenues of nil, CHF 15.4 million and CHF 110.5 million, respectively. For comparability, the Company reclassified nil, CHF 0.3 million and CHF 0.6 million from contract revenues to other income/(expense) for the years ended December 31, 2021, 2020 and 2019, respectively for prior grants from the MJFF.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2021, 2020 and 2019, respectively.

	For the years ended December 31,
In CHF thousands	2021	2020	2019
Lilly	—	14,348	105,662
Genentech	—	—	—
Janssen	—	1,083	1,173
Life Molecular Imaging	—	—	2,206
Biogen	—	—	1,063
Other	—	—	352
Total contract revenue	—	15,431	110,456

Lilly accounted for 93% and 96% of our contract revenues in 2020 and 2019, respectively.

The following table presents changes in the Company’s contract assets and liabilities during the years ended December 31, 2021 and 2020:

In CHF Thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Twelve months ended December 31, 2021:
Accrued income	1,591	1,635	(2,251)	975
Deferred income	306	1,635	(1,224)	717

Twelve months ended December 31, 2020:
Accrued income	1,095	2,354	(1,858)	1,591
Deferred income	4,477	1,467	(5,638)	306

During the years ended December 31, 2021, 2020 and 2019, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the years ended December 31,
In CHF thousands	2021	2020	2019
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	4,477	351
Performance obligations satisfied in previous periods	—	10,000	2,206

13.1	Licensing and collaboration agreements

Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU’s interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the “effective date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments, with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the US or EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024. The program will be expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly. Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months’ prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company was responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined was distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the completed Phase 1, AC Immune was responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study was completed. The Company used CMOs for certain of its preclinical activities and CROs to complete certain Phase 1 activities and to issue the final clinical study report.

The Company’s preclinical and Phase 1 activities did not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small-molecule program, which was delivered at commencement of the agreement, and AC Immune’s preclinical and Phase 1 activities did not affect the form or functionality of this license. The Company’s objective for the Phase 1 activity was to assess safety and tolerability and did not modify or customize ACI-3024. The completion of these preclinical and Phase 1 activities does not affect the licensed IP.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC). Depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. To date, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the consolidated balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for IP as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2021, 2020 and 2019, we have recognized nil, CHF 14.3 million and CHF 105.7 million, respectively from this arrangement.

Anti-Abeta antibody in AD – 2006 agreement with Genentech, a member of the Roche Group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 314) million.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab has also been studied in a Phase 2 preventive trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and are, thus, in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase the understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the US and Europe ranging from the mid-single digits to mid-teens. To date, we have received total milestone payments of USD 65 million (CHF 70.1 million) comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved all-in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing 3 months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conducting of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 254) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (IDMC) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Colombia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the years ended December 31, 2021, 2020 and 2019, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech, a member of the Roche Group

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product for AD.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

To date, we have received payments totaling CHF 59 million, including a milestone payment of CHF 14 million received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body known as semorinemab, a milestone payment of CHF 14 million recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab, and a milestone payment of CHF 14 million received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing 3 months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included an upfront consideration received of CHF 17 million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On September 23, 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met.

 On August 31, 2021 the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. On November 10, 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

For the years ended December 31, 2021, 2020 and 2019, we have recognized no revenues from this arrangement, respectively.

Tau vaccine in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen) one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-tau vaccine program. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and chemistry, manufacturing and controls work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, high-single digits to mid-teen royalties on aggregate net sales for the phospho-tau vaccine program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2021, 2020 and 2019, we have recognized nil, CHF 1.1 million and CHF 1.2 million, respectively from this arrangement.

Tau-PET imaging agent –2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 167) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 8) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 155) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI’s right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2021, 2020 and 2019, the Company has recognized nil, nil and CHF 2.2 million, respectively, from this arrangement.

A-syn and TDP-43 PET tracers – 2016 agreement with Biogen

On April 13, 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, (Biogen). Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our a-syn PET tracer program for PD and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis (ALS). In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding toward research and development personnel. We own all intellectual property rights to any invention relating to a-syn or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration: (i) technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical CROs, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with and best depict the transfer of control to the customer in line with the terms outlined in the contract.

For the years ended December 31, 2021, 2020 and 2019, the Company has recognized nil, nil and CHF 1.1 million, respectively, from this arrangement. This collaboration ended in April 2019.

13.2          Grant income

Grants from the Michael J. Fox Foundation

In Q3 2017, we formally signed a grant continuation with the MJFF. This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We subsequently signed two additional grants which facilitated the execution of a first-in-human study for a potential alpha-synuclein-PET tracer (PET tracer) with the current lead compound and to further develop the PET tracer. The Company retains its intellectual property rights for these alpha-synuclein-PET tracers. These grants concluded in Q2 2020.

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3 million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

The MJFF expects that AC Immune and Skåne will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award will support an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award will fund research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

For the years ended December 31, 2021, 2020 and 2019, the Company has recognized CHF 1.1 million, CHF 1.3 million and CHF 0.6 million, respectively, from its MJFF grants. As of December 31, 2021, the Company recorded CHF 0.9 million in accrued income and CHF 0.6 million in deferred income, respectively.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (“Target ALS”). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (“MGH”) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

For the years ended December 31, 2021, 2020 and 2019, the Company recognized CHF 0.1 million, nil and nil in grant income, respectively. As of December 31, 2021, the Company recorded CHF 0.1 million in accrued income and CHF 0.1 million in deferred income, respectively.

14.	Expenses by category

Research and Development

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Operating expenses	44,289	43,787	37,465
Payroll expenses	16,465	14,424	12,382
Share-based compensation	1,528	1,276	585
Total research and development expenses	62,282	59,487	50,432

For the year ended December 31, 2021, 2020 and 2019, the Company incurred CHF 62.3 million, CHF 59.5 million and CHF 50.4 million in research and development expenses, respectively. These increases are predominantly driven by increases in investments in our research and development projects, reallocation of certain IT and facilities expenditures and annualization of prior year full-time equivalent (FTEs) hiring.

For the years ended December 31, 2021, 2020 and 2019, the Company had 108.6, 115.3 and 102.7 FTEs in research and development.

General and administrative

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Operating expenses	7,031	7,471	6,637
Payroll expenses	8,281	8,274	7,172
Share-based compensation	2,598	2,812	2,249
Total general and administrative expenses	17,910	18,557	16,058

For the years ended December 31, 2021, 2020 and 2019, the Company incurred CHF 17.9 million, CHF 18.6 million and CHF 16.1 million in general and administrative expenses, respectively. The decrease in 2021 compared with the prior year relates to the reallocation of certain IT and facilities expenditures that were not reclassified in the prior years.

For the years ended December 31, 2021, 2020 and 2019, the Company had 27.3, 26.7 and 24.1 FTEs within its general and administrative functions.

Financial result, net

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Financial income	6,485	78	303
Financial expense	(581)	(184)	(1,926)
Change in fair value of conversion feature	—	—	4,542
Exchange differences	113	(555)	(2,013)
Finance result, net	6,017	(661)	906

Our financial income and expense primarily consist of a gain on the fair value of our derivative financial asset associated with two convertible notes sold to certain Affiris affiliated entities and interest expense associated with our lease liabilities and short-term financial assets.

For the year ended December 31, 2021, the increase in financial result, net related primarily to a CHF 6.5 million gain on the conversion features related to the Company’s convertible notes due to certain Affiris affiliated entities as a result of fair value remeasurements.

Related to the Company’s convertible note settled with Lilly in 2019, we recorded CHF 1.4 million for amortization of effective interest for the year ended December 31, 2019 within financial expenses and recognized a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature. There were no comparable expenses or gains in 2021 nor 2020.

15.	Related-party transactions

Board of director and executive management compensation

For key management, including the board of directors (eight individuals excluding the CEO) and the executive management (six individuals including the CEO), compensation was as follows:

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Short-term employee benefits	4,403	3,497	3,526
Post-employment benefits	266	214	215
Share-based compensation	2,997	2,578	2,155
Total	7,666	6,289	5,896

16.	Income taxes

The Group recognized less than CHF 0.1 million, nil and nil in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2021, 2020, and 2019, respectively. The Group’s expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2021, these rates ranged from 13.6% to 32.9% (13.6% for 2020 and 2019, respectively) in the Group’s respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2020 and 2019, respectively). The variance relates to the establishment of AC Immune USA, Inc. in 2021.

The Group’s income tax expense for each year can be reconciled to loss before tax as follows:

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Income/(loss) before income tax	(72,993)	(61,921)	45,442
Tax (benefit)/expense calculated at the domestic rates applicable in the respective countries	(9,930)	(8,441)	6,194
(Income not subject to tax)/expenses not deductible for tax purposes	(375)	462	(62)
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	10,308	7,979	(6,132)
Effective income tax rate (benefit)/expense	3	—	—

The Swiss tax rate used for the 2021 reconciliations is the corporate tax rate of 13.6% (13.6% in 2020 and 2019, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of December 31,
In CHF thousands	2021	2020	2019
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	197,152	121,948	64,125
Deductible temporary differences related to:
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	7,098	7,464	7,485
Total	204,250	129,412	71,610

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of December 31,
In CHF thousands	2021	2020	2019
Tax losses split by expiry date:
December 31, 2024	15,231	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	—
December 31, 2028	75,204	—	—
Total unrecorded tax loss carryforwards	197,153	121,949	64,125

The tax losses available for future offset against taxable profits have increased by CHF 75.2 million from 2020, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

17.	Retirement benefit plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% and 53% by employee and employer, respectively.

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by a board of trustees, which consists of an equal number of employer and employee representatives of its members. The board of trustees is responsible for the administration of the plan assets and for the definition of the investment strategy. The Company has no direct influence on the investment strategy of the foundation board.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the plan, both the Company and the employee share the costs equally. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, as they are shared between a much greater number of participants. On leaving the Company, a departing employee’s retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This transfer mechanism may result in pension payments varying considerably from year to year.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS, the plan is treated as a defined benefit plan in accordance with IAS 19.

As of January 1, 2019, the Company changed from a fully insured plan to a plan for which the Company now bears investment and old age risks. The new plan has a higher statutory coverage ratio, which led to an increase in plan assets of 10% (CHF 1.2 million) for the year ended December 31, 2019. The increase is presented in Table B as part of the line “Return on plan assets excluding interest income.”

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of December 31,
In CHF thousands	2021	2020	2019
Defined benefit obligation	(33,889)	(30,213)	(26,624)
Fair value of plan assets	26,791	22,749	19,139
Total liability	(7,098)	(7,464)	(7,485)

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Service cost	1,648	1,626	1,313
Interest cost	79	71	195
Interest income	(48)	(42)	(133)
Net pension cost	1,679	1,655	1,375

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Defined benefit obligation as of January 1	(30,213)	(26,624)	(17,942)
Service cost	(1,648)	(1,626)	(1,313)
Interest cost	(79)	(71)	(195)
Change in demographic assumptions	—	1,428	1,138
Change in financial assumptions	156	(71)	(2,171)
Change in experience assumptions	(252)	(931)	(2,003)
Benefits deposited	(894)	(1,467)	(3,382)
Employees’ contributions	(959)	(851)	(756)
Defined benefit obligation as of December 31	(33,889)	(30,213)	(26,624)

B.	Change in fair value of plan assets

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Fair value of plan assets as of January 1	22,749	19,139	12,277
Interest income	48	42	133
Employees’ contributions	959	851	756
Employer’s contributions	1,089	950	859
Benefits deposited	894	1,467	3,382
Return on plan assets excluding interest income	1,052	300	1,732
Fair value of plan assets as of December 31	26,791	22,749	19,139

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.0 million.

C.	Change in net defined benefit liability

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Net defined benefit liabilities as of January 1	7,464	7,485	5,665
Net pension cost through statement of income/(loss)	1,679	1,655	1,375
Remeasurement through other comprehensive income/(loss)	(956)	(726)	1,304
Employer’s contribution	(1,089)	(950)	(859)
Net defined benefit liabilities as of December 31	7,098	7,464	7,485

D.	Other comprehensive gains/(losses)

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Effect of changes in demographic assumptions	—	1,428	1,138
Effect of changes in financial assumptions	156	(71)	(2,171)
Effect of changes in experience assumptions	(252)	(931)	(2,003)
Return on plan assets excluding interest income	1,052	300	1,732
Total other comprehensive gain/(loss)	956	726	(1,304)

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 17.1 years and 17.6 years as of December 31, 2021 and 2020, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2021, 2020 and 2019, respectively, are as follows:

	For the Years Ended December 31,
	2021	2020	2019
Discount rate	0.30%	0.20%	0.20%
Rate of future increase in compensations	1.75%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	0.75%	0.50%	0.50%
Mortality and disability rates	BVG 2020-CMI	BVG 2020-CMI	BVG 2015-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2021 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	In CHF thousands
Potential defined benefit obligation	31,190	37,006	34,578	33,176	35,497	32,435	34,822	33,007
Decrease/(increase) from actual defined benefit obligation	2,699	(3,117)	(689)	713	(1,608)	1,454	(933)	882

A quantitative sensitivity analysis for significant assumptions as of December 31, 2020 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	in CHF thousands
Potential defined benefit obligation	27,740	33,080	30,912	29,519	31,652	28,916	31,070	29,405
Decrease/(increase) from actual defined benefit obligation	2,473	(2,867)	(699)	694	(1,439)	1,297	(857)	808

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18.	Share-based compensation

Share-based option awards

Through the year ended December 31, 2021, there are equity-based instruments outstanding that the Company has granted under four different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders' meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2021.

The following table summarizes equity-settled share option grants for plans that existed during the period:

PLAN	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	2,643,984	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	1,354,431	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

	Number of options	Weighted- average exercise price (CHF)	Weighted- average remaining term (years)
Outstanding at January 1, 2019	1,618,856	4.25	6.3
Forfeited during the year	(73,699)	6.71	—
Exercised during the year	(616,833)	0.15	—
Granted during the year	1,053,305	5.24	—
Outstanding at December 31, 2019	1,981,629	5.93	8.3
Exercisable at December 31, 2019	602,218	4.94	6.5
Outstanding at January 1, 2020	1,981,629	5.93	8.3
Forfeited during the year	(53,591)	6.03	—
Expired during the year	(26,729)	4.38	—
Exercised during the year	(73,669)	2.00	—
Granted during the year	1,073,027	6.29	—
Outstanding at December 31, 2020	2,900,667	5.90	8.2
Exercisable at December 31, 2020	1,099,015	5.49	7.0
Outstanding at January 1, 2021	2,900,667	5.90	8.2
Forfeited during the year	(207,331)	6.13	—
Exercised during the year	(218,561)	4.97	—
Granted during the year	1,110,914	6.34	—
Outstanding at December 31, 2021	3,585,689	6.21	7.8
Exercisable at December 31, 2021	1,613,242	6.13	6.8

The outstanding stock options as of December 31, 2021 have the following range of exercise prices:

	Total options	Range of expiration dates
Range of exercise prices
CHF 0.15	208,125	2022–2026
CHF 9.53	223,646	2027
USD 5.04 to USD 12.30	3,153,918	2028–2031
Total outstanding options	3,585,689

The weighted-average exercise price for options granted in 2021, 2020 and 2019 is USD 6.95 (CHF 6.34), USD 7.11 (CHF 6.29) and USD 5.41 (CHF 5.24), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 5.04 to USD 12.30 for awards granted in USD as of December 31, 2021.

Prior to the IPO, the exercise price was set by the board of directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the pharmaceutical and biopharmaceutical industries. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted-average share price of common share options exercised in 2021 is USD 7.26 (CHF 6.62).

The weighted-average grant date fair values of the options granted in 2021, 2020 and 2019 are USD 5.23 (CHF 4.78), USD 5.25 (CHF 4.65) and USD 3.71 (CHF 3.59), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Years Ended December 31,
	2021	2020	2019
Exercise price (USD)	5.31-7.72	5.04-9.16	5.15–5.54
Share price (weighted average)	6.95	7.11	5.41
Risk-free interest rate	0%	0%	0%
Expected volatility	80%	80%	80%
Expected term (in years)	5.1 - 6	5.5 - 6	5.5 - 6
Dividend yield	—	—	—

Restricted share awards

A summary of non-vested share awards (restricted share and restricted share units) activity as of December 31, 2021 and changes during the year then ended is presented below:

Grantee type	Number of non-vested share awards granted	Vesting conditions	Contractual life of non-vested share awards
Restricted share units
Directors	83,864	1 year service from date of grant, annually	10 years
Executives	110,839	4 years’ service from the date of grant, quarterly	10 years

	Number of non-vested shares	Weighted-average grant date fair value (CHF)
Non-vested at January 1, 2019	109,041	9.51
Forfeited during the year	—	—
Granted during the year	—	—
Vested during the year	(66,278)	9.51
Non-vested at December 31, 2019	42,763	9.52
Vested and exercisable at December 31, 2019	130,290	9.58
Non-vested at December 31, 2019	42,763	9.52
Forfeited during the year	(11,828)	9.47
Expired during the year	(7,804)	9.52
Exercised during the year	(84,638)	9.51
Granted during the year	—	—
Vested during the year	(23,269)	9.52
Non-vested at December 31, 2020	19,494	9.51
Vested and exercisable at December 31, 2020	49,289	9.47
Non-vested at December 31, 2020	19,494	9.51
Exercised during the year	(2,471)	9.46
Vested during the year	(18,697)	9.52
Non-vested at December 31, 2021	797	9.41
Vested and exercisable at December 31, 2021	65,515	9.48

The Company did not grant restricted share awards in 2021, 2020 or 2019, respectively. The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end (restricted shares and restricted share units) was CHF 9.41, CHF 9.51 and CHF 9.52 for the years ended December 31, 2021, 2020 and 2019, respectively. These fair values of non-vested share awards granted have been determined using a reasonable estimate of market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 4.1 million, CHF 4.1 million and CHF 2.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

19.	Commitments and contingencies

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2021, external research projects included in the schedule below for 2022 total CHF 19.4 million that have been committed.

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. Since January 1, 2019, the Company has applied IFRS 16 and recognized a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See “Note 5. Right-of-use assets and lease liabilities” for the contractual undiscounted cash flows for lease obligations.

	As of December 31,
In CHF thousands	2021	2020
Within 1 year	19,785	25,072
Between 1 and 3 years	3,620	8,885
Between 3 and 5 years	243	341
More than 5 years	51	57
Total	23,699	34,355

20.	Earnings per share

	For the Years Ended December 31,
In CHF thousands, except for share and per share data	2021	2020	2019
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(72,996)	(61,921)	45,442
Denominator:
Weighted-average number of shares outstanding to equity holders	74,951,833	71,900,212	70,603,611
Basic income/(loss) for the period attributable to equity holders	(0.97)	(0.86)	0.64

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(72,996)	(61,921)	45,442
Denominator:
Weighted-average number of shares outstanding to equity holders	74,951,833	71,900,212	70,603,611
Effect of dilutive securities from equity incentive plans	—	—	499,730
Weighted-average number of shares outstanding – diluted to equity holders	74,951,833	71,900,212	71,103,341
Diluted income/(loss) for the period attributable to equity holders	(0.97)	(0.86)	0.64

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options, (ii) non-vested restricted share awards and (iii) shares that were issued upon conversion of two different convertible notes as their inclusion would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2021	2020	2019
Share options issued and outstanding (in-the-money)	1,140,388	412,191	1,081,836
Restricted share awards subject to future vesting	6,264	28,418	—
Convertible shares	41,461	—	911,261
Total	1,188,113	440,609	1,993,097

21.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of December 31,
In CHF thousands	2021	2020
Financial assets
Right-of-use assets	2,914	2,223
Long-term financial assets	363	334
Other current receivables	428	329
Short-term financial assets	116,000	65,000
Cash and cash equivalents	82,216	160,893
Total financial assets	201,921	228,779

	As of December 31,
In CHF thousands	2021	2020
Financial liabilities
Long-term lease liabilities	2,340	1,780
Trade and other payables	2,003	2,184
Accrued expenses	16,736	11,085
Short-term lease liabilities	570	443
Total financial liabilities	21,649	15,492

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 8. Cash and cash equivalents and financial assets”). The Company recognized a loss of CHF 0.1 million, CHF 0.7 million and CHF 0.8 million for the years ended December 31, 2021, 2020 and 2019, respectively, within “Finance result, net.”

As of December 31, 2021, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 1.7 million (2020: CHF 0.8 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) are subject to negative interest rates at certain counterparty thresholds. As of December 31, 2021 if the interest rates charged by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by less than CHF 0.2 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2021, the Company’s cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating ranging from A- to A+ assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and financial assets” and “Note 10. Other current receivables”).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history and the high uncertainty that new therapeutic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed and (iv) acquire additional capital to support its operations.

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months. The Company has CHF 2.0 million in trade and other payables, which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets and lease liabilities” for detail of when corresponding lease liabilities are due.

22.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

23.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures. The Company has determined that there were no such other events that warrant disclosure ore recognition in these consolidated financial statements